Federated Funds


                              Fidelity Bond Filing


                     Joint Insureds Agreement and Amendments








      Contents of Submission:


      1)(a) Copy of the Financial Institution Investment Company Asset
      Protection Bond ("Bond") received on October 6, 2006 for filing   as
      required by Rule 17g-1(g)(B)(i);*


        (b) Copy of the National Union Fire Insurance Company of
      Pittsburgh,       PA Follow Form Bond ("Bond") received on November
      16, 2006 for      filing as required by Rule 17g-1(g)(B)(i);**


        (c) Copy of the Continental Casualty Company Excess Insurance
      Policy      ("Bond") received on January 17, 2007 for filing as
      required    by Rule 17g-1(g)(B)(i);


      2) Copy of the resolution of a majority of the disinterested directors approving the amount, type, form and coverage of the
      Bond, and the portion of the premium to be paid by such company   as
      required by Rule 17g-1(g)(B)(ii);


      3) Copy of a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond;


      4)    As required by Rule 17g-1(g)(B)(iv), the period for which
      premiums have been paid is October 1, 2006 to October 1, 2007;    and


      5)    Copy of the agreement and amendments thereto between the
      Investment company and all of the other named insureds received   on
      January 17, 2007 as required by Rule 17g-1(g)(B)(v).





      * Incorporated by reference to the Fidelity Bond filing submitted on October 16, 2006.


      ** Incorporated by reference to the Fidelity Bond filing submitted on November 22, 2006.





Revised 12/12/06

                                  Declarations
                             EXCESS INSURANCE POLICY

CUSTOMER NUMBER                     87215

DATE ISSUED                         01/17/2007

POLICY NUMBER                       267920149

PRODUCER NO.                        718055

COVERAGE IS PROVIDED BY             Continental Casualty Company
                                    (herein called `Underwriter')

Item 1.
NAMED INSURED AND ADDRESS           PRODUCER NAME AND ADDRESS
Federated Investors, Inc.           Marsh USA Inc.
(herein called `Insured')           Jim Brennan
1001 Liberty Avenue                 1166 Avenue of the Americas
Pittsburgh, PA  15222               New York, NY  10036

Item 2. Policy Period: from 12:01 a.m. on 10/1/2006 to 12:01 a.m. on 10/1/2007 standard time.

Item 3.     Single Loss Limit of Liability:     $25,000,000

Item 4.     Underlying Insurance:
            Primary                            Single Loss
            Underlying Insurer  Policy Number  Limit of Liability Deductible
            ------------------  -------------  ------------------ ----------
            Chubb (Federal      81948005       $15,000,000        $250,000
            Insurance Company)

            Excess                             Single Loss
            Underlying Insurer  Policy Number  Limit of Liability Deductible
            ------------------  -------------  ------------------ ----------
            AIG (National       673-83-04      $10,000,000 Excess $0
            Union Fire Insurance               of $15,000,000
            Company of Pittsburgh, PA)


Item 5.     Notice of claim should be sent to the Underwriter at:
            CNA Global Specialty Lines
            Fidelity Bonding
            40 Wall Street
            New York, NY 10005

Item 6. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

            SR-5261b Ed. 10/87 Cosurety Rider
            PRO9499 Ed. 06/04 Trade and Economic Sanctions Endorsement

Item 7. The Insured by acceptance of this policy gives notice to the Underwriter terminating or canceling prior policy(ies) no(s). N/A, such termination or cancellation to be effective as of the time this policy becomes effective.

IN WITNESS WHEREOF, the Underwriter has caused this policy to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.


                        Countersigned by __________________________________

                                                Authorized Representative



/s/ Jonathan D. Kantor                                /s/ Stephen W. Lilienthal
------------------------                              -------------------------
Secretary                                             Chairman of the Board




In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the Insured and subject to the provisions of this policy, the Underwriter and the Insured agree as follows:

                               INSURING AGREEMENT
The Underwriter agrees to indemnify the Insured for loss which exceeds the Underlying Insurance if such loss is properly payable thereunder, or would be, except for exhaustion of the Underlying Insurance, provided that such loss is reported to the Underwriter during the Policy Period or within 30 days following the expiration or cancellation of this policy.

                               GENERAL AGREEMENTS
            1. NOTICE OF LOSS TO THE UNDERWRITER OR LEGAL PROCEEDINGS
At the earliest practicable moment after discovery of loss also reported to the Primary Underlying Insurer, the Insured shall give the Underwriter written notice thereof. Within six (6) months after such discovery, the Insured shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and, if requested by the Underwriter, copies of proof of loss presented to the Primary Underlying Insurer.

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss. If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation permitted by such law.

                           CONDITIONS AND LIMITATIONS
                             1. UNDERLYING COVERAGE
This policy is subject to all terms and conditions of the Primary Underlying Insurance (except premium, limit of liability and any other provision set forth in this policy). However, should any provision of this policy conflict with any provision of any Underlying Insurance, then the provisions of this policy shall control. All Underlying Insurance in effect at the inception of this policy shall be maintained in full effect during the Policy Period. If the Underlying Insurance is amended or modified during the Policy Period, the Underwriter shall be given written notice as required by the Primary Underlying Insurance and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this policy; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the Underlying Insurance remained in full force and with the terms and conditions agreed to by the Underwriter.

                             2. DROP DOWN PROVISION
If payment by the Underlying Insurer(s) for loss reduces or exhausts the Underlying Insurance Aggregate Limit of Liability, the amount of Underlying Insurance shall correspondingly be reduced, but never below the Primary Insurer's Deductible/Retention Amount; and this policy shall respond to the loss in excess of that reduced amount.

Failure of an Underlying Insurer to make payment due to insolvency or for any other reason shall not reduce the Underlying Insurance and this policy shall continue to respond only to loss in excess of that unreduced amount.



                         3. AGGREGATE LIMIT OF LIABILITY
The Underwriter's total liability for all Single Loss shall not cumulatively exceed the Aggregate Limit of Liability set forth in Item 3 of the Declarations. Each payment made under the terms of this policy shall reduce the unpaid portion of the Aggregate Limit of Liability until it is exhausted, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability by such payment, the Underwriter shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Underwriter.

The unpaid portion of the Aggregate Limit of Liability shall not be increased or reinstated by any recovery. The unpaid portion of the Aggregate Limit of Liability shall not carry forward to loss discovered after the expiration of the Policy Period.

                        4. SINGLE LOSS LIMIT OF LIABILITY
The Underwriter's liability for any Single Loss shall not exceed the Single Loss Limit of Liability set forth in Item 3 of the Declarations.

                                 5. CANCELLATION
This policy cancels in its entirety upon the earliest occurrence of any of the following:
a.   60 days after the receipt by an Insured of a written notice from the
     Underwriter of its decision to cancel      this policy;
b. immediately upon the receipt by the Underwriter of a written notice from the Insured of its decision to cancel this policy;
c.   immediately upon the appointment of a trustee, receiver, or liquidator of
     any Insured, or the taking over      of any Insured by State or Federal
     officials;
d.   immediately upon the dissolution or takeover of an Insured;
e.   immediately upon the exhaustion of the Aggregate Limit of Liability;
f.   immediately upon the expiration of the Policy Period; or
g. immediately upon the cancellation, termination or non-renewal of the Primary Underlying Insurance.

                                  6. CONFORMITY
If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended as to equal the minimum limitation provided by such law.

                            7. CHANGE OR MODIFICATION
This policy or any amendment affecting same may not be changed or modified orally. No change in or modification of this policy shall be effective except when made by written endorsement to this policy duly executed by the Underwriter.




/s/ Jonathan D. Kantor                                /s/ Stephen W. Lilienthal
------------------------                              -------------------------
Secretary                                             Chairman of the Board





                                 COSURETY RIDER

It is agreed that:
1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.
2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.
3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.
4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.
5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.
6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.
7. In the absence of a request from any of said Companies that notice of termination or cancelation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancelation to such other Company, and shall send copy of such notice to the Controlling Company.
8. In the event of the termination or cancelation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.
9. In the event of the termination or cancelation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancelation. The termination or cancelation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.



Underwritten for the sum of $8,333,333          Controlling Company
except as follows:                              Continental Casualty Company

By:_________________________


Underwritten for the sum of $8,333,333          Zurich Insurance Company
except as follows:

By:_________________________


Underwritten for the sum of $8,333,333          Travelers Insurance Company
except as follows:

By:_________________________




Accepted:


By:



      COSURETY RIDER
FOR USE WITH ALL FORMS OF STANDARD BONDS.
REVISED TO OCTOBER, 1987.







This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

      Must be Completed


      Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy
ENDT. NO.

POLICY NO.

ISSUED TO                     EFFECTIVE DATE OF
                              THIS ENDORSEMENT





Countersigned by
Authorized Representative


Page 1 of 1

CNA INSURANCE COMPANIES
G-19911-A16
(ED. 07/93)



This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.


---------------------------------  -------------------------------------------------------
       Must Be Completed              Complete only when this rider/endorsement is not
                                                     prepared with the
                                       bond/policy or is not to be effective with the
                                                        bond/policy
---------------------------------  -------------------------------------------------------
---------------------------------  -------------------------------------------------------
 Rider/Endorsement   Policy No.    Issued to:                          Effective date of
        No.           267920149                                        this
         1                                                             rider/endorsement
---------------------------------  -------------------------------------------------------







                                    Countersigned by
                                                     -------------------------
                                                      Authorized Representative




                    TRADE AND ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the premium paid, a new condition is added to the policy as follows:

This policy does not provide coverage for Insureds, transaction or that part of loss that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.




All other provisions of the Policy remain unchanged.









This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.


By Authorized Representative
------------------------------------------------------------------------
(No signature is required issued with the Policy or if it is effective on the Policy Effective Date)







FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For December 29, 2006
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
            Fund             Monthly Average      Gross Assets       Required
                                                                    Coverage by
                                                   (Assets &        Investment
                                Net Assets       Liabilities*)          Co.
--------------------------------------------------------------------------------
-------------------------------------------------------------------

Cash Trust Series, Inc.

GCS                              $530,849,360

MCS                              $381,338,225

PCS                            $4,378,384,172

TCS                              $355,017,186
                                              ----------------------------------
                                              ----------------------------------
                                                    $5,758,500,721    $2,500,000

Cash Trust Series II

TCSII                            $286,990,956
                                              ----------------------------------
                                              ----------------------------------
                                                      $292,730,775      $750,000

Edward Jones Money Market Fund

JONES                         $15,383,884,418
                                              ----------------------------------
                                              ----------------------------------
                                                   $15,691,562,106    $2,500,000

Federated American Leaders Fund, Inc.

ALF                            $2,230,414,427
                                              ----------------------------------
                                              ----------------------------------
                                                    $2,275,022,715    $1,700,000

Federated Adjustable Rate Securities Fund

FARSF                            $115,009,648
                                              ----------------------------------
                                              ----------------------------------
                                                      $117,309,841      $525,000

Federated Core Trust

FGP                                        $0

FPP                                        $0

HYCORE                           $800,380,015

IPCORE                             $2,433,372

MBCORE                         $1,249,859,509
                                              ----------------------------------
                                              ----------------------------------
                                                    $2,093,726,354    $1,700,000

MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds


Federated Core Trust II, LP

CACORE                           $150,749,060

EMCORE                           $432,779,786

MPCORE                            $43,918,643
                                              ----------------------------------
                                              ----------------------------------
                                                      $639,996,438      $900,000

Federated Equity Funds

FCAF                           $2,190,499,092

FTF                               $67,449,769

FMGSF                            $621,443,974

FKAUF                          $9,690,579,229

FKSCF                          $1,212,244,528

FSVF                             $727,216,818

FLCGF                            $161,746,765

FMOPF                          $2,878,626,404
                                              ----------------------------------
                                              ----------------------------------
                                                   $17,900,802,711    $2,500,000

Federated Equity Income Fund, Inc.

FEIF                           $1,146,744,179
                                              ----------------------------------
                                              ----------------------------------
                                                    $1,169,679,062    $1,250,000

Federated Fixed Income Securities, Inc.

FMUSF                            $242,274,773

SIF                            $1,097,298,574
                                              ----------------------------------
                                              ----------------------------------
                                                    $1,366,364,814    $1,250,000

Federated GNMA Trust

FGNMA                            $520,963,150
                                              ----------------------------------
                                              ----------------------------------
                                                      $531,382,413      $900,000

Federated Government Income Securities, Inc.

GISI                             $577,512,983
                                              ----------------------------------
                                              ----------------------------------
                                                      $589,063,243      $900,000

Federated High Income Bond Fund, Inc

FHIBF                          $1,297,560,552
                                              ----------------------------------
                                              ----------------------------------
                                                    $1,323,511,763    $1,250,000

Federated High Yield Trust

FHYT                             $269,706,242
                                              ----------------------------------
                                              ----------------------------------
                                                      $275,100,367      $750,000

Federated Income Securities Trust

FRRBF                              $2,537,490

FSACM                                $951,475

FCIF                             $555,791,827

FUSG                             $879,088,087

FMSAF                            $697,288,114

FICBF                            $227,363,313

FSTIF                            $268,690,270
                                              ----------------------------------
                                              ----------------------------------
                                                    $2,680,786,043    $1,900,000

Federated Income Trust

FIT                              $473,795,138
                                              ----------------------------------
                                              ----------------------------------
                                                      $483,271,041      $750,000

Federated Index Trust

MDCF                           $1,229,358,277

MNCF                             $109,025,153

MXCF                           $1,352,853,052
                                              ----------------------------------
                                              ----------------------------------
                                                    $2,745,061,212    $1,900,000

Federated Institutional
Trust

FIGCF                             $27,310,788

FIHYBF                            $41,103,843

FGUSF                            $231,631,281
                                              ----------------------------------
                                              ----------------------------------
                                                      $306,046,830      $750,000

Federated Insurance Series

IFALF                            $237,503,638

IFCAF                             $25,690,316

IFEIF                             $58,446,622

IFMGSF                            $47,268,530

IFHIBF                           $333,074,433

IFIEF                             $69,746,455

IFKAUF                           $101,627,624

IFMOPF                             $4,465,089

IFPMF                             $76,291,550

IFQBF                            $471,600,162

IFCIF                             $62,116,619

IFUSG                            $411,320,103
                                              ----------------------------------
                                              ----------------------------------
                                                    $1,937,134,165    $1,500,000

Federated International Series Inc.

FIBF                             $160,465,692

IEF                              $298,058,071
                                              ----------------------------------
                                              ----------------------------------
                                                      $467,694,238      $750,000

Federated Investment Series Fund, Inc.

FBF                            $1,036,930,050
                                              ----------------------------------
                                              ----------------------------------
                                                    $1,057,668,651    $1,250,000

Federated Intermediate Government Fund, Inc.

FIGF                              $38,975,809
                                              ----------------------------------
                                              ----------------------------------
                                                       $39,755,325      $350,000

Federated Managed Allocation Portfolios

FT2015                             $1,184,941

FT2025                             $1,717,760

FT2035                             $1,415,669

FBAF                              $29,898,047

FCOAF                             $74,748,237

FGAF                              $63,418,311

FMAF                             $108,435,794
                                              ----------------------------------
                                              ----------------------------------
                                                      $251,534,389      $750,000

Federated Managed Pool Series

FMSP                                       $0

FIBSP                                      $0

FHYSP                                      $0

FCP                                $5,221,922
                                              ----------------------------------
                                              ----------------------------------
                                                        $5,326,361      $150,000

Federated MDT Series

FMACC                            $290,457,205

FMBF                             $126,537,380

FMLCG                              $1,532,861

FMMCG                                $617,014

FMSCC                              $4,563,158

FMSCG                              $1,235,072

FMSCV                             $13,192,725

FMTAAC                             $7,538,358
                                              ----------------------------------
                                              ----------------------------------
                                                      $454,587,250      $750,000

Federated Municipal Securities Fund, Inc.

FMSF                             $510,438,755
                                              ----------------------------------
                                              ----------------------------------
                                                      $520,647,530      $900,000

Federated Municipal Securities Income Trust

FMHYAF                           $589,579,171

CAMIF                             $86,066,180

MIIMT                            $164,981,060

NCMIF                             $46,830,749

NYMIF                             $59,522,031

OHMIF                            $120,138,232

PAMIF                            $334,759,024

VTMIF                             $32,381,222
                                              ----------------------------------
                                              ----------------------------------
                                                      $861,572,068    $1,000,000

Federated Premier Municipal Income Fund

FPMIF                             $94,897,626
                                              ----------------------------------
                                              ----------------------------------
                                                       $96,795,579      $450,000
Federated Premier Intermediate Municipal Income Fund

FPIMIF                           $102,651,811
                                              ----------------------------------
                                              ----------------------------------
                                                      $104,704,848      $525,000

Federated Short-Term Municipal Trust

STMT                             $244,068,205
                                              ----------------------------------
                                              ----------------------------------
                                                      $248,949,569      $600,000

Federated Stock and Bond Fund, Inc.

SBF                              $285,072,137
                                              ----------------------------------
                                              ----------------------------------
                                                      $290,773,579      $750,000

Federated Stock Trust

FST                              $731,541,651
                                              ----------------------------------
                                              ----------------------------------
                                                      $746,172,484      $900,000

Federated Total Return Government Bond Fund

FTRGBF                           $466,983,879
                                              ----------------------------------
                                              ----------------------------------
                                                      $476,323,556      $750,000

Federated Total Return Series, Inc.

FMF                              $354,555,332

FTRBF                          $1,720,155,560

FUSBF                            $418,780,774
                                              ----------------------------------
                                              ----------------------------------
                                                    $2,543,361,500    $1,900,000

Federated U.S. Government Bond Fund

FUSGBF                            $78,034,716
                                              ----------------------------------
                                              ----------------------------------
                                                       $79,595,410      $450,000

Federated U.S. Government Securities Fund: 1-3 Years

GOV 1-3                          $317,397,167
                                              ----------------------------------
                                              ----------------------------------
                                                      $323,745,110      $750,000

Federated U.S. Government Securities Fund: 2-5 Years

GOV2-5                           $641,535,355
                                              ----------------------------------
                                              ----------------------------------
                                                      $654,366,062      $900,000

Federated World Investment Series, Inc.

FIVF                             $148,689,892

FICAF                            $199,176,435

FIHIF                            $187,644,170

FISCF                            $556,848,347
                                              ----------------------------------
                                              ----------------------------------
                                                    $1,114,206,021    $1,250,000

Intermediate Municipal Trust

IMT                              $158,724,472
                                              ----------------------------------
                                              ----------------------------------
                                                      $161,898,962      $600,000

Money Market Obligations Trust

ACMT                           $3,118,076,381

AGCR                             $495,916,309

AGMT                             $563,729,400

ALMCT                            $284,541,143

AZMCT                            $101,029,870

CMCT                           $2,389,447,141

CTMCT                            $205,829,122

FCRF                           $8,801,225,543

FGRF                           $8,082,711,926

FLMCT                            $479,437,997

FMUTR                            $422,316,174

FMT                              $206,304,454

FSTG                             $214,739,984

FTFT                             $192,798,641

GAMCT                            $683,054,523

GOF                           $12,077,636,596

GOTMF                          $3,625,602,562

LCT                               $79,664,327

LIB                              $282,195,041

MAMCT                            $261,737,627

MDMCT                            $102,586,205

MIMCT                            $244,555,338

MMM                               $35,909,695

MNMCT                            $421,939,073

MOF                            $5,795,135,789

NCMCT                            $280,383,846

NJMCT                            $358,002,848

NYMCT                          $1,456,102,465

OHMCT                            $368,199,738

PAMCT                            $457,610,002

PCOF                           $8,282,320,239

PMOF                           $4,078,858,091

POF                           $23,601,066,523

PVOF                          $10,695,550,591

TFIT                           $2,724,932,392

TFOF                           $8,511,338,878

TOF                           $14,423,006,317

TTO                              $512,663,772

USTCR                          $2,725,125,446

VAMCT                            $537,105,538
                                              ----------------------------------
                                              ----------------------------------
                                                  $130,743,995,298    $2,500,000
================================================================================
================================================================================

TOTALS:                 $196,137,800,636.36       $199,420,726,405   $44,400,000
================================================================================


                                          --------------------------------------
                                           COVERAGE FOR FEDERATED FUNDS
                                          Current Coverage:

                                                      $50,000,000

                                          Coverage Cushion: 11.20%

                                                        $5,600,000

                                          --------------------------------------


*ANA multiplied by 102% to approximate gross assets.
Liabilities are generally 2% of gross assets.


                      Resolutions of the Board of Directors
                             of the Federated Funds
                         as adopted unanimously at their
                             GENERAL SESSION MEETING
                                November 14, 2006


      RESOLVED,   that the Board, including a majority of the Independent
                  Trustees, hereby approves pursuant to Rule 17g-1 under the 1940 Act ("Rule 17g-1") the $50,000,000 joint
                  Fidelity Bond program as being reasonable in amount, type, form and coverage;

      FURTHER RESOLVED, that the Board, including a majority of the
                  Independent Trustees, determines that the total amount of the joint Fidelity Bond is at least equal to the aggregate amount that each Fund would have been required to obtain separately if it were not part of the joint Fidelity Bond;

      FURTHER RESOLVED, that the Board, including a majority of the
                  Independent Trustees, approves the Funds' payment of the coverage premiums and the proposed allocation methodology of the premium payment by the Funds, all as described in the meeting materials;

      FURTHER RESOLVED, that the Board hereby approves the form of Joint
                  Insureds Agreement among the parties named as insureds in the joint Fidelity Bond covering larceny and embezzlement by officers and employees of the insured parties, relating to the sharing of any recovery under the joint Fidelity Bond, as presented at this meeting;

      FURTHER RESOLVED, that Mr. John A. Barrett be and hereby is hereafter designated as the Officer required to make the filings and give the notices required by Rule 17g-1(g); and

      FURTHER RESOLVED, that the Board hereby authorizes and
                  approves amendments to the joint Fidelity Bond and D&O/E&O Insurance policies during the upcoming policy year to include in the coverage new Funds as of the date each Fund is declared effective by the Securities and Exchange Commission ("SEC"), and new portfolios or classes as of the date each is declared effective by the SEC, provided that the Boards of Trustees of each authorizes and approves: (1) the addition of each to the joint Fidelity Bond and D&O/E&O policies; and (2) the payment of such Fund's rider premiums, if any, for such joint Fidelity Bond and D&O/E&O policies until the new contract year.




                          JOINT INSUREDS AGREEMENT

Capital Preservation Fund; Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated American Leaders Fund, Inc.; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.: Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Funds PLC; Federated International Series, Inc.; Federated Investment Series Fund, Inc.; Federated Managed Allocation Portfolios; Federated Municipal High Yield Advantage Fund, Inc.; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Term Municipal Trust; Federated Stock and Bond Fund, Inc.; Federated Stock Trust; Federated Strategic Investment Series Fund, L.P.; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Federated Unit Trust; Money Market Obligations Trust; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective August 17, 2005, and agree as follows:


                              W I T N E S E TH :

      WHEREAS, the Parties have procured a joint insured fidelity bond program from Continental Casualty Company, Federal Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA, The Travelers Casualty & Surety Company of America and The Fidelity & Deposit Company of MD, which the parties have approved in form and amount (hereinafter referred to as "the Bond");

    WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

    WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

    NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

    1. In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

    2. Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

    3. This Agreement may be amended or modified by a written agreement executed by the Parties.

    4. This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

    5. This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.
















      IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

                  Cash Trust Series, Inc.
                  Cash Trust Series II
                  Edward Jones Money Market Fund
                  Federated American Leaders Fund, Inc.
                  Federated Adjustable Rate Securities Fund
                  Federated Core Trust
                  Federated Core Trust II, L.P.
                  Federated Equity Funds
                  Federated Equity Income Fund, Inc.
                  Federated Fixed Income Securities, Inc.
                  Federated GNMA Trust
                  Federated Government Income Securities, Inc.
                  Federated High Income Bond Fund, Inc.
                  Federated High Yield Trust
                  Federated Income Securities Trust
                  Federated Income Trust
                  Federated Index Trust
                  Federated Institutional Trust
                  Federated Insurance Series
                  Federated Intermediate Government Fund, Inc.
                  Federated International Series, Inc.
                  Federated Investment Series Funds, Inc.
                  Federated Managed Allocation Portfolios
                  Federated Municipal High Yield Advantage Fund, Inc. Federated Municipal Securities Fund, Inc.
                  Federated Municipal Securities Income Trust
                  Federated Premier Intermediate Municipal Income Fund Federated Premier Municipal Income Fund
                  Federated Short-Term Municipal Trust
                  Federated Stock and Bond Fund, Inc.
                  Federated Stock Trust
                  Federated Total Return Series, Inc.
                  Federated Total Return Government Bond Fund
                  Federated U.S. Government Bond Fund
                  Federated U.S. Government Securities Fund: 1-3 Years Federated U.S. Government Securities Fund: 2-5 Years Federated World Investment Series, Inc.
                  Intermediate Municipal Trust
                  Money Market Obligations Trust


                  /s/ John W. McGonigle
                  ------------------------------------------
                  John W. McGonigle, Secretary




                  Capital Preservation Fund


                  /s/ Joseph M. Huber
                  ------------------------------------------
                  Joseph M. Huber, Secretary


                  Federated International Funds PLC
                  Federated Unit Trust


                  /s/ C. Todd Gibson
                  ------------------------------------------
                  C. Todd Gibson, Secretary




                  Federated Strategic Investment Series Fund, L.P.


                  /s/ Peter J. Germain
                  ------------------------------------------
                  Peter J. Germain, Secretary



                     Federated Joint Insured's Agreement
                                 Amendment #1
                             Dated June 30, 2006



The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on August 17, 2005 be amended as follows:



Entity Name                                                 Effective Date

Federated Managed Pool Series                                  6/12/2006




                              /s/ G. Andrew Bonnewell
                        ------------------------------------------
                              G. Andrew Bonnewell, Secretary

                     Federated Joint Insured's Agreement
                                 Amendment #2
                           Dated September 29, 2006



The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on August 17, 2005 be amended as follows:



Entity Name                                                 Effective Date

ADD Federated MDT Series                                        8/10/06




                              /s/ John W. McGonigle
                        ------------------------------------------
                              John W. McGonigle, Secretary






                     Federated Joint Insured's Agreement
                                 Amendment #3
                           Dated December 29, 2006



The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on August 17, 2005 be amended as follows:



Entity Name                                                 Effective Date

DELETE Federated Municipal High Yield Advantage Fund, Inc.    10/10/2006




                              /s/ John W. McGonigle, Secretary
                              John W. McGonigle, Secretary